SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding resignation of director, dated July 13, 2011.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 14, 2011	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RESIGNATION OF DIRECTOR

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that due to change in work arrangement, Mr. Shang Bing has resigned as the president, chief operating officer and executive director of the Company with effect from 13 July 2011, and has been appointed as deputy minister of Ministry of Industry and Information Technology of the People’s Republic of China. Mr. Shang Bing has confirmed that he has no disagreement with the Board and did not have any matters in relation to his resignation that should be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Shang Bing for his valuable contribution to the Company during his tenure of office.

By Order of the Board
China Telecom Corporation Limited Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 13 July 2011

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

A-1